Exhibit 99.1

Clene Nanomedicine Presents Blinded Interim Results from

RESCUE-ALS Phase 2 Study at the 31st International Symposium on ALS/MND

Results provide insight into potential disease modifying effects of CNM-Au8 for the treatment of ALS patients

SALT LAKE CITY, December 10, 2020 - Clene Nanomedicine, Inc., a clinical-stage biopharmaceutical company, today announced the presentation of blinded interim results from the Phase 2 RESCUE-ALS clinical trial investigating the effects of its lead clinical candidate, CNM-Au8, for the treatment of amyotrophic lateral sclerosis (ALS). CNM-Au8 is an aqueous suspension of clean-surfaced, faceted gold nanocrystals with catalytic activity that has been shown to enhance the metabolic energetic capacity of motor neurons while simultaneously reducing oxidative stress.

As of the data cutoff (October 27, 2020), the trial was fully enrolled with a preliminary blinded assessment of the study’s primary endpoint, the motor neuron number index-4 [MUNIX(4)] score, showing that more than 40% of enrolled patients with completed week 12 data experienced improvements in motor neuron function assessed by MUNIX. When compared to baseline values, the average MUNIX(4) score of the overall trial population (including both active CNM-Au8 and placebo) experienced an absolute increase in mean MUNIX(4) values. This increase exceeded the expectations of the statistical modeling on which the study was based, which predicted a linear decline in average MUNIX(4) score from study onset (Neuwirth et al. JNNP 2015). These data, while blinded, suggest that CNM-Au8 may have neuro-reparative potential in ALS patients. Clene expects to report the complete, unblinded results from the RESCUE-ALS study in 2H 2021.

“Although blinded to treatment assignment, these data are encouraging. We believe Clene’s breakthrough approach with the application of physics to biology via direct electron interactions within cellular systems at the nano-scale may hold the potential to revolutionize the treatment of neurodegenerative diseases such as ALS and other motor neuron diseases,” said Robert Glanzman, MD, FAAN, Chief Medical Officer of Clene.

Rob Etherington, President and CEO of Clene added, “This blinded interim analysis suggests that CNM-Au8 is working mechanistically to address a foundational challenge common to many neurodegenerative diseases, namely that stressed or failing neurons need additional energy for their survival, repair, and improved function. Emerging MUNIX data potentially indicate preservation of motor units, which is promising. We eagerly anticipate final results and are encouraged that these blinded interim results may provide hope for ALS patients and their families as they search for new therapies to treat this devastating disease.”

The presentation (CLT-23) titled, “RESCUE-ALS Trial, A Phase 2, Randomized, Double-Blind, Placebo-Controlled Study of CNM-Au8 to Slow Disease Progression in Amyotrophic Lateral Sclerosis Patients: Design and Interim Blinded Results”, is available as a live e-Poster on December 10th at 12:10 – 12:50 pm EST at the Virtual 31st International Symposium on ALS/MND, held online (https://symposium.mndassociation.org/virtual-2020/).

About RESCUE-ALS

RESCUE-ALS is a Phase 2 multi-center, randomized, double-blind, parallel group, placebo-controlled study examining the efficacy, safety, pharmacokinetics and pharmacodynamics of CNM-Au8 in participants who are newly symptomatic with ALS (within 24-months of screening or 12-months from diagnosis). Enrolled subjects will be randomized 1:1 to receive either active treatment with CNM-Au8 (30 mg) or placebo in addition to their current standard of care. Participants will receive their randomized treatment over 36 consecutive weeks during the treatment period. The objective of this study is to assess the impact of improving neuronal bioenergetics, reducing reactive oxygen species and promoting protein homeostasis with CNM-Au8 to slow disease progression in patients with ALS. In the trial, efficacy is assessed as the average change in motor neuron unit number index (MUNIX) estimated by electromyography for the abductor digiti minimi (ADM), abductor pollicis brevis (APB), biceps brachii (BB), and tibialis anterior (TA) (muscles of the hand, arm, and leg). The trial was fully enrolled with 44 participants as of the reported 27-October-2020 data cut. Baseline characteristics include [mean (SD)], MUNIX(4) score: 93.7 (45.8); FVC % predicted: 80.8 (16.3); ALSFRS-R: 38.6 (6.1); ALSSQOL-20: 3.3 (1.3), mean time from diagnosis: 4.7 (4.6) months; riluzole background treatment, 92%.

About CNM-Au8

CNM-Au8 is a concentrated, aqueous suspension of clean-surfaced faceted gold nanocrystals that act catalytically to support important intracellular biological reactions. CNM-Au8 consists solely of pure gold nanoparticles, composed of clean-surfaced, faceted, geometrical crystals held in suspension in sodium bicarbonate buffered, pharmaceutical grade water. CNM-Au8 has demonstrated safety in Phase 1 studies in healthy volunteers and has shown both remyelination and neuroprotective effects in multiple preclinical (animal) models. Preclinical data, both published in peer-reviewed journals and presented at scientific congresses, demonstrate that treatment of neuronal cultures with CNM-Au8 improves survival of neurons, protects neurite networks, decreases intracellular levels of reactive oxygen species and improves mitochondrial capacity in response to cellular stresses induced by multiple disease-relevant neurotoxins. Oral treatment with CNM-Au8 improved functional behaviors in rodent models of ALS, multiple sclerosis, and Parkinson’s disease versus vehicle (placebo). CNM-Au8 is currently being tested in a Phase 2 clinical study for the treatment of chronic optic neuropathy in patients with MS in addition to Phase 2 and Phase 3 clinical studies for disease progression in patients with ALS.

About ALS

ALS is a universally fatal neurodegenerative disorder that results in loss of motor neurons in the cerebral cortex, brain stem, and spinal cord. ALS, also known as Lou Gehrig’s disease, leads to the death of the neurons controlling voluntary muscles resulting in weakness, muscle atrophy, and progressive paralysis. ALS affects more than 15,000 patients in the United States and is the most prevalent adult-onset progressive motor neuron disease.

About Clene

Clene is a clinical-stage biopharmaceutical company focused on the development of unique therapeutics for neurodegenerative diseases. Clene has innovated a novel nanotechnology drug platform for the development of a new class of orally administered neurotherapeutic drugs. Clene has also advanced into the clinic an aqueous solution of ionic zinc and silver for anti-viral and anti-microbial uses. Founded in 2013, the company is based in Salt Lake City, Utah with R&D and manufacturing operations located in North East, Maryland. For more information, please visit www.clene.com.

Forward-Looking Statements

This press release contains, and certain oral statements made by representatives of Tottenham, Clene, and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Tottenham’s and Clene’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Tottenham’s and Clene’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Tottenham or Clene and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement relating to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Tottenham or Clene following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the business combination, including due to failure to obtain approval of the shareholders of Tottenham or other conditions to closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from regulators, as applicable) required to complete the transactions contemplated by the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on NASDAQ following the business combination; (7) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that Clene or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the Form S-4 filed by Chelsea Worldwide (when available) relating to the business combination, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (“SEC”) made by Tottenham and Clene. Tottenham and Clene caution that the foregoing list of factors is neither exclusive nor exhaustive. Tottenham and Clene caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Tottenham or Clene undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

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